EXPLANATORY NOTE
The Citibuilder 401(k) Plan for Puerto Rico is filing this amendment to its Form 11-K for the fiscal year ended December 31, 2010 (the “Form 11-K”) because it inadvertently omitted the conformed signature of the authorized signatory in the initial filing of the Form 11-K.
The conformed signature is now included in the Report of Independent Registered Public Accounting Firm of this filing.
There are no other changes to the financial statements or other information provided by the Plan’s administrator in the original filing, and this amendment is not intended to update any other information presented in the Form 11-K filed on June 17, 2011.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2010 and 2009
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4i (Form 5500) — Schedule of Assets (Held at End of Year) as of December 31, 2010	22

Schedule H, Line 4j (Form 5500) — Schedule of Reportable Transactions for the Year Ended December 31, 2010	33

Signatures	34

Index to Exhibit	35
EX-23.1: Consent of KPMG LLP

*	Other schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 and supplemental Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan Administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 17, 2011

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value:
Cash and Short-term Investments	$4,630,623	$4,767,117
U.S. Equities:
Large Cap Companies	2,302,226	1,558,736
Mid Cap Companies	88,849	88,034
Small Cap Companies	82,136	70,518
Non-U.S. Equities	438,357	319,953
Mutual Funds	2,822,923	2,180,244
Collective Trusts and Other Investments	8,762,005	6,548,953
Guaranteed Investment Contracts	2,420,854	2,636,579
Wrapper Contracts	5,262	7,481

Total Investments	21,553,235	18,177,615

Loans receivable from participants	2,237,452	1,901,109

Receivables:
Employer contributions	2,051,323	2,875,117
Participant contributions	48,929	95,285
Investments sold but not delivered	4,118	1,814
Interest and dividends	5,925	4,684
Other receivable	4,315	—

Total receivables	2,114,610	2,976,900

Total assets	25,905,297	23,055,624

Liabilities:
Investments purchased but not received	7,546	26,008
Payable for trustee and administrative fees	14,841	4,075

Total liabilities	22,387	30,083

Net assets reflecting all investments at fair value	25,882,910	23,025,541

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(117,771)	(46,631)

Net assets available for benefits	$25,765,139	$22,978,910

See accompanying notes to Financial Statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Dividends	$108,043	$102,553
Interest	103,582	61,243
Net appreciation in fair value of investments	2,073,257	1,983,742

Net investment gain	2,284,882	2,147,538

Interest income from participant loans	27,878	53,037

Contributions:
Participants	1,376,774	1,460,450
Rollover	6,697	—
Employer	2,047,810	2,882,900

Total contributions	3,431,281	4,343,350

Total additions to net assets	5,744,041	6,543,925

Deductions from net assets attributable to:
Distributions to participants	2,899,400	3,003,051
Trustee and administrative expenses	58,412	38,401
Dividends paid to participants	—	61

Total deductions from net assets	2,957,812	3,041,513

Net increase	2,786,229	3,502,412

Net assets available for benefits at:
Beginning of year	22,978,910	19,476,498

End of year	$25,765,139	$22,978,910

See accompanying notes to Financial Statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Description of Plan

The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc. (the Company), and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

Banco Popular de Puerto Rico (Banco Popular) is the Trustee of the Plan. Plan investments are held at State Street Bank & Trust Company (State Street), the Custodian, in a trust fund established under the Plan.

The Plan is administered by AonHewitt, a third-party administrator. Effective July 1, 2009, recordkeeping responsibilities were transferred from ING to Hewitt Associates LLC. Effective October 1, 2010, Hewitt Associates LLC merged with Aon Corporation to form AonHewitt.

The Company maintains the Financial Education Program through Financial Engines Advisors LLC for benefits-eligible employees. Costs are paid by the Company. The program offers assistance on asset allocation for participants’ Plan investments based on their individual risk profile, retirement horizon, and other factors. Additionally, other financial resources such as articles, tutorials and videos are available.

The Plan also offers the Professional Account Manager Program through Financial Engines Advisors LLC, which provides a personalized saving and investment strategy for the participant to have their account professionally and proactively managed. Participants who voluntarily elect this program are charged a maximum of 0.35% of their account balance or $2.92 per month for each $10,000 in their account up to $100,000. For participants with account balances over $100,000, advisory fees charged to the participant’s account are slightly reduced. If the participant chooses to be part of the Professional Account Manager Program, the advisory fees will be automatically deducted from their account.

(b)	Eligibility

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, who are considered bona fide residents of Puerto Rico or who perform services primarily in Puerto Rico, as defined in the Plan document.

Full time employees or part-time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after they become an employee of the Company.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
Part-time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on the January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

(c)	Employee Contributions

An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, as a before-tax contribution deferral in any amount equal up to 50% of eligible compensation in a whole percentage up to the maximum permitted by law for before-tax salary deferrals, plus an additional catch-up contribution, if eligible (in whole percentages but not exceeding 50% of pay). The statutory limit for before-tax contributions and catch-up contributions was $9,000 and $1,000, respectively, for 2010 and 2009. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution.

Eligible full or part-time employees will automatically be subject to the Plan’s auto enrollment provision and enrolled to contribute 90 days after his/her eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Contributions are invested in the BGI LifePath 2050 Fund if the participant has not elected an investment option. Participants whose first date of hire is on or after January 1, 2007 and who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing their before-tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before-tax deferrals at any time.

(d)	Employer Contributions

During 2010 and 2009 employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution.

The Company matching contribution on a participant’s before-tax contribution (excluding catch-up contributions) is a two for one matching contribution of up to a maximum of 2% and 3% of the participant’s eligible pay for eligible employees at all compensation levels in 2010 and 2009, respectively. Company matching contributions will not exceed the lesser of 4% of a participant’s eligible pay or $10,000, and 6% of a participant’s eligible pay or $16,000 in 2010 and 2009, respectively. Participants must contribute to the Plan to receive Company matching contributions.

A fixed contribution of up to 2% of eligible pay is credited to the Plan’s eligible employees’ accounts whose total compensation is less than $100,000.

An annual transition contribution is credited to the Plan accounts of certain employees who exceed the maximum matching contribution and, if eligible, the fixed contribution. Participants eligible for

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
the annual transition contribution generally include employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006.

At December 31, 2010 and December 31, 2009, the employer contribution receivable was $2,051,323 and $2,875,117, respectively. The employer contribution receivable at December 31, 2010 and December 31, 2009 includes $1,279,456 and $1,998,260 related to the Company matching contribution, respectively.

Company contributions relating to 2010 and 2009 were credited to participant accounts in 2011 and 2010, respectively.

(e)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.

Participants may elect to divide their deferral contributions, Company contributions, and account balance among the investment fund options offered under the Plan in whole increments of 1%.

A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

Of the participant contributions reported in 2010 and 2009, $6,697 and $0, respectively, relate to rollover contributions into the Plan.

(g)	Investment Options

Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

In general, Plan participants may move a portion or all of their account balances among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
of their account balance into the Citi Institutional U.S. Treasury Reserves Fund or the BlackRock TempFund at any time. However, once a participant moves his or her account balance into one of these funds, he or she cannot move those amounts out of the same fund for seven calendar days.

In addition, Plan participants may not move an investment in the Stable Value Fund through a fund transfer, reallocation, or rebalance directly into any of the three investment options that are considered competitors of the Stable Value Fund: the Citi Institutional U.S. Treasury Reserves Fund, the BlackRock TempFund, and the BFA LifePath Fund. The BFA LifePath Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

If a Plan participant moves a portion or all of their account balance from the Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the three competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the three competing investment options.

These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund.

In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only the Brandywine Global Bond Fund and the T. Rowe Price International Discovery Fund impose a 2% redemption fee on the sale of fund units within 60 days after any purchase of fund units.

The Plan does not directly participate in securities lending programs; however, one or more of the investment options available to Plan participants provide for securities lending. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.

Effective March 26, 2009, the Private Capital All Cap Value Fund was eliminated. Existing balances on that date were transferred automatically to the SSgA Russell 3000 Fund. Effective September 8, 2009, the AIG International Small Cap Fund and the SSgA International Small Cap Index Fund were replaced with the T. Rowe Price International Discovery Fund. Existing balances in the eliminated funds were transferred automatically on that date to the T. Rowe Price International Discovery Fund. Effective December 17, 2009 the Plan eliminated the BFA 2010 Fund investment option, which was liquidated and the proceeds transferred to the existing Life Path Retirement Fund. In addition, the BFA Life Path 2050 fund was added as an investment option and added as the default investment fund for participants whose projected year of retirement is 2050 and who do not

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
choose an investment option for their contributions. Effective on December 17, 2009, the Clearbridge Multi-Cap Growth Fund was eliminated and participant balances were transferred automatically to the SSgA Russell 3000 Fund on that date. Effective December 17, 2010, the PIMCO All Asset All Authority Fund was added as an investment option under the Plan. Effective December 17, 2010, the investment manager of Small Cap Growth Fund was transitioned from NorthPointe Capital to Numeric Investors. The strategy for the BFA LifePath funds was also changed from an active strategy to an index strategy, effective December 17, 2010.

Effective May 29, 2009, the guaranteed investment contracts within the Travelers qualified voluntary employee contributions (QVEC) program were removed as an investment option within the Plan. Participants were given the option of transferring their QVEC balance into any of the investment alternatives offered by the Plan. In addition, a participant of the Plan who had a balance in the Travelers QVEC, had the right to request and receive an immediate distribution of their QVEC account balance on or before May 28, 2009. This distribution was offered as a lump sum cash payment for eligible participants who attained age 59 1/2 or rolled over into an IRA or other qualified retirement savings vehicle. If an election was not made by the participant by May 28, 2009, the participant’s QVEC balance was transferred as of the close on May 29, 2009 into the BlackRock TempFund.

(h)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, will be fully vested in his or her Company matching contributions.

Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:
•	Upon completion of three years of service. Once three years of service has been attained, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
(i)	Forfeited Accounts

Forfeitures are used to offset expenses of the Plan. During 2010 and 2009, $2,484 and $17,092 of forfeitures, respectively, were used to offset Plan expenses. For the years ended December 31, 2010 and 2009, unallocated forfeitures were $6,634 and $17,219, respectively.

(j)	Loans Receivable from Participants

As explained further in note 2(e), participant loans are classified as loans receivable from participants in accordance with ASU 2010-25 Topic 962.

Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant’s vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months. Loans receivable from participants as of December 31, 2010 and 2009, bore interest rates from 4.25% to 9.25%.

Loans receivable from Participants are valued at amortized cost.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to AonHewitt, the recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

Each loan is adequately secured through the balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the participant.

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.

(k)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or any portion of the vested value of his or her account, and the vested value of his or her Company contribution account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with the provisions of the Plan.

If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant’s accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price. This includes domestic and international equities in separately managed accounts.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. Collective trusts are valued at the net asset value as reported by the sponsor of the fund. Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

Short-term money market investments are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires the Plan to report GICs at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts’ future cash flows discounted by comparable duration Wall Street Journal GIC index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In September 2010, the FASB issued ASC Update 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962) — Reporting Loans to Participants by Defined Contribution Pension

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
Plans. This guidance requires participant loans be: (i) measured at their unpaid principal balance plus any accrued but unpaid interest; and (ii) classified as notes receivable from participants for reporting purposes. This guidance is effective for reporting periods beginning after December 15, 2010. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

(f)	Reclassifications

Prior year amounts have been reclassified to conform to the current year presentation.
(3)	Investments

A summary of the Plan’s investments as of December 31, 2010 and 2009 is listed below.

	2010		2009
Cash and Short-term Investments
Blackrock TempFund	$3,576,935	*	$4,137,593	**
Other Cash and Cash Equivalents, invidually less than 5% of net assets	1,053,688		629,524

Total Cash and Cash Equivalents	4,630,623		4,767,117

U.S. Equities:
Large Cap Companies
Citigroup Inc	2,118,317	*	1,390,305	**
Other Large Cap Companies equities, individually less than 5% of net assets	183,909		168,431

Total Large Cap Companies Investments	2,302,226		1,558,736
Mid Cap Companies	88,849		88,034
Small Cap Companies	82,136		70,518

Total U.S. Equities	2,473,211		1,717,288

Non-U.S. Equities	438,357		319,953
Mutual Funds	2,822,923		2,180,244
Collective Trusts and Other Investments	8,762,005		6,548,953

Guaranteed Investment Contracts	2,420,854		2,636,579

Wrapper Contracts	5,262		7,481

Investments, at fair value	$21,553,235		$18,177,615

*	Represents 5% or more of Plan’s net assets at December 31, 2010.

**	Represents 5% or more of Plan’s net assets at December 31, 2009.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
The Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value by $2,073,257 in 2010 and $1,983,742 in 2009, as follows:

	2010	2009
Cash and Short-Term Investments	$8	$26
Equity Investments	615,922	(131,738)
Mutual Funds	241,131	687,179
Collective Trusts and Other Investments	1,216,196	1,428,275

	$2,073,257	$1,983,742

(4)	Guaranteed Investment Contracts (“GICs”)

The Plan’s Stable Value Fund (“Fund”) invests in fully benefit-responsive investment contracts, including both traditional and synthetic GICs issued by insurance companies, wrapper contracts, and short term investments.

Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the Statement of Net Assets Available for Benefits as “adjustment from fair value to contract value”. If the adjustment amount is positive, this indicates that the wrapper contracts’ values are greater than the fair value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate. If the adjustment amount is negative, this indicates that the wrapper contracts’ values are less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2010 and 2009 ranged from 3.24% to 5.19% and from 0.25% to 6.80%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2010 and 2009, respectively, the fair value of GICs amounted to $2,420,854 and $2,636,579.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
During 2010, the Plan ceased to invest in traditional GICs. Included in the fair value of GICs at December 31, 2009, $226,069 related to investments in traditional GICs.

An investment contract is considered fully benefit-responsive if all of the following criteria are met:
•	The investment contract is between the fund and the issuer, and the contract cannot be sold or assigned.

•	The contract issuer must be obligated to repay principal and interest to participants in the fund, or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant-initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The fund must allow participants reasonable access to their funds.
The Plan’s management has concluded the GICs to be fully benefit-responsive investment contracts and has reported at fair value, rather than contract value.

The Fund owns units of the State Street Short Term Investment Fund, which serves as the Fund’s short term liquidity vehicle.

The statements of net assets available for benefits of the Plan is prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive, as defined in the following table:

	2010	2009
Portfolio characteristics:
Average yield earned by entire fund	3.45%	3.36%
Return on assets for 12 months	3.79	3.16
Current crediting rate	3.68	3.52
Effective duration in years	2.86	3.43

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2010.

December 31, 2010
	S&P/		GIC	Wrapper	Adjustment
	Moodys		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value

AIG Financial Products Contract No. 725839	AA-/Aa3	3.24%	$511,567	$1,278	$(6,758)	$506,087
AIG Financial Products Contract No. 725840	AA/Aa2	5.19	389,616	2,174	(39,312)	352,478
ING Life & Annuity Company Contract No. 60266	AA/Aa2	3.77	392,944	646	(13,612)	379,978
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.06	95,734	20	(3,866)	91,888
Natixis Financial Products Contract No. WR1937-01	AA-/Aa3	3.21	511,567	306	(6,490)	505,383
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.65	44,876	24	(1,369)	43,531
Royal Bank of Canada Contract No. Citigroup01	AA/Aa2	5.11	474,550	814	(46,364)	429,000

Total			$2,420,854	$5,262	$(117,771)	$2,308,345

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2009.

December 31, 2009
	S&P/		GIC	Wrapper	Adjustment
	Moodys		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value

AIG Financial Products Contract No. 725839	A+/A1	0.25%	$480,150	$2,477	$9,327	$491,954
AIG Financial Products Contract No. 725840	AA/Aa2	6.80	434,728	2,573	(27,373)	409,929
ING Life & Annuity Company Contract No. 60266	AA+/Aa1	4.30	373,397	651	(5,642)	368,407
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	4.87	135,677	59	(5,415)	130,321
MetLife Insurance Company Contract No. 90008B	AA/Aa2	4.19	50,339	—	6	50,345
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA-/A1	4.41	18,847	—	2	18,850
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA-/A1	4.48	52,022	—	6	52,028
Natixis Financial Products Contract No. WR1937-01	A+/A1	0.25	480,150	733	10,630	491,513
Natixis Financial Products Contract No. WR1937-02	AAA/Aaa	4.31	71,901	69	(2,577)	69,393
Principal Capital Management Contract No. 4-29618-10	A+/Aa3	4.65	104,861	—	13	104,874
Royal Bank of Canada Contract No. Citigroup01	AA/Aa2	6.72	434,507	919	(25,608)	409,818

Total			$2,636,579	$7,481	$(46,631)	$2,597,432

(5)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each investment fund option are

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2010 and 2009, approximately 10% and 8%, respectively, of the Plan’s total investments were invested in Citigroup Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.

(6)	Related-Party Transactions

Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company.

Certain Plan investments are shares of commingled trust funds managed by State Street. State Street is the Custodian of the Plan’s investments.

The Plan’s investment in the Company’s common stock was $2.1 million and $1.4 million at December 31, 2010 and December 31, 2009, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

(7)	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. The Plan was amended and restated effective January 1, 2009. Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

In June 2009, the Company’s board of directors adopted the “Tax Benefits Preservation Plan” (the “Rights Plan”) in order to preserve the Company’s ability to utilize certain tax benefits. Pursuant to the Rights Plan, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) of one share of Citigroup Inc. stock (“Company Stock”).

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
Although the Company Stock held in the Plan satisfied the definition of a “qualifying employer security” under ERISA Section 407(d)(5), the Rights may not satisfy this definition. Further, ERISA Section 407(a)(2) prohibits a fiduciary who has authority or discretion to control or manage the assets of a plan to permit the plan to hold any “employer security” that violates ERISA Section 407(a).

On December 9, 2009, the Company filed a request for an individual exemption with the Department of Labor (the “DOL”), and amended the exemption request on January 27, 2010 to reflect comments received from the DOL. The Company has requested retroactive relief from the ERISA prohibitions set forth in Title I of ERISA for the acquisition and holding of the Rights by the Plan. The Company also requested relief from the prohibitions, as set forth in Code Section 4975(c)(1)(A) through (E), for the acquisition of the Rights by the Plan. The Company will take appropriate action based on the response from the DOL, but management believes that the exemption request will be granted. The DOL issued the requested exemption on February 17, 2011, which is effective for the period June 22, 2009 (the date the Rights were issued) through June 10, 2012 (the expiration date of the Rights, unless earlier terminated by the Company).

(8)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the affected participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

(9)	Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fee, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.

Any expenses not borne by the Plan are paid by the Company.

(10)	Fair Value Measurements

The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008. ASC 820 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
• Level 1 – Quoted prices for identical instruments in active markets.
• Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
• Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2010.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash and Short-term Investments	$4,207,195	$423,428	$—	$4,630,623
U.S. Equities
Large Cap Companies	2,302,226	—	—	2,302,226
Mid Cap Companies	88,849	—	—	88,849
Small Cap Companies	82,136	—	—	82,136
Non-U.S. Equities	438,357	—	—	438,357
Mutual Funds
Non-U.S. Stock Fund	2,143,871	—	—	2,143,871
U.S. Stock Fund	101	—	—	101
Non-U.S. Fixed Income Fund	183,757	—	—	183,757
High Yield Bond Fund	491,946	—	—	491,946
Global Allocation Fund	3,248	—	—	3,248
Collective Trusts and Other Investments	—	8,761,955	50	8,762,005
Guaranteed Investment Contracts	—	2,420,854	—	2,420,854
Wrapper Contracts	—	—	5,262	5,262

Investments, at fair value	$9,941,686	$11,606,237	$5,312	$21,553,235

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2009.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$4,690,963	$76,154	$—	$4,767,117
U.S. Equities
Large Cap Companies	1,558,736	—	—	1,558,736
Mid Cap Companies	88,034	—	—	88,034
Small Cap Companies	70,518	—	—	70,518
Non-U.S. Equities	319,953	—	—	319,953
Mutual Funds
Non-U.S. Stock Fund	1,785,049	—	—	1,785,049
U.S. Stock Fund	239	—	—	239
Non-U.S. Fixed Income Fund	84,149	—	—	84,149
High Yield Bond Fund	310,807	—	—	310,807
Collective Trusts and Other Investments	0	6,548,953	—	6,548,953
Guaranteed Investment Contracts	—	2,636,579	—	2,636,579
Wrapper Contracts	—	—	7,481	7,481

Investments, at fair value	$8,908,448	$9,261,686	$7,481	$18,177,615

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2010.

Level 3 Investments at Fair Value
Year Ended December 31, 2010
	Wrapper	Other
	Contracts	Investments	Total

Balance, beginning of year	$7,481	—	7,481
Transfer into Level 3 investments	—	50	50
Unrealized gains/(losses) relating to instruments still held at the reporting date	(2,219)	—	(2,219)

Balance, end of year	$5,262	50	5,312

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2009.

Level 3 Investments at Fair Value
Year Ended December 31, 2009
Wrapper
Contracts
Balance, beginning of year	$3,298
Unrealized gains/(losses) relating to instruments still held at the reporting date	4,183

Balance, end of year	$7,481

There was no transfer between level 1 and level 2 investments during the year ended December 31, 2010.

(11)	Pending Litigation

During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York (the Court) asserting claims under ERISA against the Company, the Plan’s administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion. On August 31, 2009, the Court dismissed the case. An appeal was filed in the U.S. Court of Appeals for the Second Circuit on September 8, 2009, and oral argument was held on October 28, 2010. A decision by the Second Circuit Court of Appeals has not yet been issued.

(12)	Subsequent Events

Effective January 1, 2011, the maximum amount of matching contribution paid on employee deferral contributions will be increased from 4% to 6% for eligible pay for all employees.

On March 21, 2011, the Company announced a 1-for-10 reverse stock split of Company stock effective after the close of trading on May 6, 2011. The Company stock began trading on a split adjusted basis on the New York Stock Exchange at the opening of trading on May 9, 2011. All Company stock in the Plan is held in the Citigroup Common Stock Fund, which uses a unitized accounting methodology. When a participant invests in the Citigroup Common Stock Fund, he or she owns a unit of the Fund, not actual shares of the Company. The reverse stock split has been reflected in the Citigroup Common Stock Fund and the equivalent units held in the participant’s Plan account has been reduced by a factor of 10. The value of the participant’s investment in the Citigroup Common Stock Fund on the date of the reverse stock split was unchanged by the event.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
The Plan’s management evaluated subsequent events through June 17, 2011, the date on which the financial statements were issued and no additional disclosures were required.

(13)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the Financial Statements to amounts reported on Form 5500 as of and for the year ended December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$25,765,139	$22,978,910
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	117,771	46,631

Net assets available for benefits per the Form 5500	$25,882,910	$23,025,541

Net increase in net assets per the financial statements	$2,786,229	$3,502,412
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(46,631)	143,223
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	117,771	46,631

Net increase in net assets per Form 5500	$2,857,369	$3,692,266

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Cash and Short-Term Investments
Blackrock TempFund	3,576,935		$3,576,935	$3,576,935
Brazilian Real	242		144	146
Indonesian Rupiah	231,878		26	26
Israeli Shekel	67		18	19
Legg Mason Citi Inst	613,738		613,738	613,738
New Taiwan Dollar	4,686		153	161
State Street Bank and Trust Co Short Term Investment Fund	423,366		423,366	423,428
U.S. Dollars	15,980		15,980	16,171

Total Cash and Short-Term Investments			4,630,360	4,630,623

U.S. Equities

Large Cap Companies
Allstate Corp	56		2,792	1,787
Altria Group Inc	104		2,175	2,573
American Express Co	105		5,161	4,527
Ameriprise Financial Inc	49		1,897	2,836
Annaly Capital Management In	103		1,509	1,851
Applied Materials Inc	126		2,289	1,766
At+T Inc	106		3,987	3,103
Bank Of America Corp	264		7,809	3,526
Baxter International Inc	56		2,950	2,845
Bristol Myers Squibb Co	143		3,945	3,780
Capital One Financial Corp	176		5,557	7,470
Cardinal Health Inc	62		1,721	2,386
Chubb Corp	30		1,434	1,819
* Citigroup Common Stock Fund	447,847		4,864,438	2,118,317
Conocophillips	82		5,970	5,616
Dominion Resources Inc/Va	58		2,433	2,473
Du Pont (E.I.) De Nemours	73		3,316	3,655
Eaton Corp	27		2,248	2,695
El Paso Corp	107		1,624	1,472
Emerson Electric Co	52		2,451	2,987
Entergy Corp	34		3,363	2,380
Fifth Third Bancorp	198		2,193	2,910
General Electric Co	129		2,074	2,368
Goodrich Corp	41		2,546	3,631
Hewlett Packard Co	73		2,887	3,067
Home Depot Inc	59		1,806	2,069
Honeywell International Inc	78		4,046	4,136
Illinois Tool Works	87		4,741	4,622
Intel Corp	147		2,097	3,088
Intl Business Machines Corp	29		2,934	4,248
Johnson + Johnson	48		2,915	2,952
JPMorgan Chase + Co	89		3,785	3,780
Lorillard Inc	28		2,097	2,306
Marathon Oil Corp	93		3,144	3,451
Medtronic Inc	43		1,518	1,608
Microsoft Corp	155		2,974	4,329
Murphy Oil Corp	46		2,588	3,452
Occidental Petroleum Corp	62		3,618	6,053
Pfizer Inc	262		5,746	4,583
Philip Morris International	83		4,073	4,868
Pnc Financial Services Group	113		5,167	6,868
Raytheon Company	82		3,824	3,782
Reynolds American Inc	79		2,563	2,579
Spectra Energy Corp	200		4,304	4,986
Stanley Black + Decker Inc	117		6,408	7,818
* State Street Corp	62		2,818	2,866
Sysco Corp	40		1,016	1,179

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Texas Instruments Inc	61		1,586	1,987
Unitedhealth Group Inc	97		4,329	3,488
Verizon Communications Inc	89		3,425	3,188
Walgreen Co	65		2,116	2,525
Wellpoint Inc	72		5,232	4,079
Wells Fargo + Co	139		4,481	4,297
Xcel Energy Inc	115		2,346	2,700
Xerox Corp	217		2,503	2,500

Total Large Cap Companies			5,038,969	2,302,226

Mid Cap Companies
Acme Packet Inc	1		60	74
Advance Auto Parts Inc	26		917	1,728
Alaska Air Group Inc	8		407	436
Alliance Data Systems Corp	44		1,856	3,149
Amerigroup Corp	10		431	445
Anixter International Inc	11		561	640
Bank Of Hawaii Corp	14		600	643
Brocade Communications Sys	22		134	116
Brown + Brown Inc	17		317	412
Bruker Corp	1		15	17
Centerpoint Energy Inc	183		3,018	2,877
Chimera Investment Corp	196		666	807
Cigna Corp	75		2,817	2,738
City National Corp	2		91	144
Computer Sciences Corp	35		1,976	1,758
Con Way Inc	18		585	669
Coventry Health Care Inc	144		5,817	3,802
Dana Holding Corp	25		380	431
Deckers Outdoor Corp	5		313	381
Del Monte Foods Co	11		110	201
Diamondrock Hospitality Co	23		152	271
Dun + Bradstreet Corp	23		1,709	1,924
East West Bancorp Inc	17		217	324
Family Dollar Stores	73		1,878	3,608
First Horizon National Corp	60		605	705
First Niagara Financial Grp	4		53	60
Forest Oil Corp	4		118	149
Gentex Corp	5		81	154
Graftech International Ltd	10		145	189
Hanesbrands Inc	114		2,851	2,898
Harsco Corp	12		331	338
Hatteras Financial Corp	5		127	156
Hcc Insurance Holdings Inc	16		367	450
Helmerich + Payne	3		102	156
Incyte Corp	5		87	85
Intermune Inc	3		96	97
Intl Flavors + Fragrances	1		22	38
Intl Game Technology	170		2,509	3,002
Itt Corp	53		3,287	2,752
Jabil Circuit Inc	26		380	524
Kennametal Inc	18		509	704
L 3 Communications Holdings	49		4,721	3,424
Limited Brands Inc	107		2,170	3,276
Mcmoran Exploration Co	35		424	592
Mdu Resources Group Inc	106		2,791	2,141
Mercury General Corp	3		132	123
Mfa Financial Inc	33		223	270
Microchip Technology Inc	86		1,752	2,947
Molex Inc	137		2,855	3,118
Myriad Genetics Inc	1		20	24
New York Community Bancorp	165		2,421	3,111
Newell Rubbermaid Inc	67		1,100	1,209
Oceaneering Intl Inc	2		151	183

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Omega Healthcare Investors	14		299	316
Omnicare Inc	114		3,484	2,886
On Semiconductor Corporation	88		666	874
Oneok Inc	9		479	517
Onyx Pharmaceuticals Inc	4		118	133
Pinnacle West Capital	62		2,406	2,558
Pride International Inc	1		33	36
Quest Diagnostics Inc	46		2,522	2,492
Quest Software Inc	18		470	510
Range Resources Corp	9		379	426
Raymond James Financial Inc	20		424	670
Rf Micro Devices Inc	88		599	645
Riverbed Technology Inc	21		578	737
Rock Tenn Company Cl A	1		30	31
Royal Gold Inc	4		205	232
Rpc Inc	1		19	20
Ryder System Inc	39		2,046	2,074
Sally Beauty Holdings Inc	9		121	132
Sandridge Energy Inc	6		83	44
Seacor Holdings Inc	1		96	106
Sirona Dental Systems Inc	12		456	501
Slm Corp	413		10,101	5,203
Solutia Inc	9		205	212
Sotheby S	4		173	199
Spx Corp	26		1,464	1,878
Steris Corp	7		256	259
Synovus Financial Corp	109		536	287
Tech Data Corp	2		95	103
Tenneco Inc	2		58	72
Tibco Software Inc	18		355	356
Tidewater Inc	17		931	940
Tw Telecom Inc	38		556	642
Verifone Systems Inc	2		34	58
Vishay Intertechnology Inc	38		417	554
Warnaco Group Inc/The	14		759	757
Wiley (John) + Sons Class A	9		304	428
Wr Grace + Co	14		443	487

Total Mid Cap Companies			87,655	88,849

Small Cap Companies
1st United Bancorp Inc/North	12		68	81
99 Cents Only Stores	20		325	321
Abm Industries Inc	9		201	249
Accelrys Inc	13		124	108
Acco Brands Corp	20		131	174
Actuant Corp A	5		86	128
Actuate Corp	10		55	59
Advance America Cash Advance	68		352	384
Advocat Inc	4		23	23
Affymax Inc	6		36	38
Air Transport Services Group	14		109	112
Alamo Group Inc	9		229	243
Align Technology Inc	2		29	30
Alliance Fiber Optic Product	3		36	40
Allied Healthcare Products	31		125	137
Almost Family Inc	1		51	54
Alnylam Pharmaceuticals Inc	1		17	14
Altra Holdings Inc	5		87	104
Amag Pharmaceuticals Inc	2		37	40
Ameresco Inc Cl A	21		263	299
American Axle + Mfg Holdings	17		199	222
American Greetings Corp Cl A	60		1,104	1,330
Amkor Technology Inc	8		58	58
Amtech Systems Inc	22		441	556

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Amtrust Financial Services	20		302	349
Anaren Inc	4		75	85
Ancestry.Com Inc	9		228	247
Anworth Mortgage Asset Corp	26		166	185
Applied Industrial Tech Inc	21		604	677
Ariad Pharmaceuticals Inc	64		281	324
Arqule Inc	13		75	77
Arvinmeritor Inc	1		27	26
Asbury Automotive Group	19		284	357
Associated Estates Realty Cp	9		130	142
Astronics Corp	1		18	17
Atrion Corporation	0		18	21
Audiovox Corp A	2		15	17
Avanir Pharmaceuticals Inc A	65		266	265
Aveo Pharmaceuticals Inc	1		19	20
Bancorp Inc/The	6		37	64
Bigband Networks Inc	27		79	76
Blue Coat Systems Inc	1		17	17
Boise Inc	10		77	78
Boston Beer Company Inc Cl A	6		529	587
Briggs + Stratton	22		458	424
Brightpoint Inc	25		217	221
Brooks Automation Inc	6		49	51
Caci International Inc Cl A	3		147	155
Callon Petroleum Co	9		55	55
Cambium Learning Group Inc	18		73	63
Capstead Mortgage Corp	21		234	268
Cardica Inc	6		25	24
Cardinal Financial Corp	2		16	18
Cardiovascular Systems Inc	22		231	256
Cardtronics Inc	16		276	282
Casella Waste Systems Inc A	75		728	530
Cash America Intl Inc	9		344	344
Cato Corp Class A	11		312	313
Cavco Industries Inc	6		215	299
Cec Entertainment Inc	0		14	14
Celadon Group Inc	17		237	248
Celldex Therapeutics Inc	43		217	176
Center Financial Corp	9		38	69
Central Euro Distribution Cp	17		404	397
Century Casinos Inc	58		241	141
Chemed Corp	10		608	651
China North East Petroleum	6		36	37
Cincinnati Bell Inc	48		167	134
Clayton Williams Energy Inc	3		269	293
Clearwater Paper Corp	7		473	529
Cloud Peak Energy Inc	26		480	606
Coca Cola Bottling Co Consol	7		419	401
Codexis Inc	8		71	80
Cogo Group Inc	58		447	514
Coherent Inc	5		126	217
Coinstar Inc	15		507	820
Collective Brands Inc	9		112	191
Columbia Banking System Inc	18		312	374
Comstock Resources Inc	27		930	652
Comtech Telecommunications	15		409	413
Cooper Tire + Rubber	39		736	920
Cornerstone Therapeutics Inc	21		133	121
Corvel Corp	4		185	197
Cpi Corp	16		427	365
Cracker Barrel Old Country	12		571	638
Crawford + Company Cl A	71		363	173
Cray Inc	20		119	141
Credit Acceptance Corp	0		14	15

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Crocs Inc	5		89	86
Cross Country Healthcare Inc	10		140	88
Cryolife Inc	5		29	29
Csg Systems Intl Inc	27		483	521
Cubic Corp	10		458	461
Cubist Pharmaceuticals Inc	4		98	92
Cvr Energy Inc	38		486	573
Danvers Bancorp Inc	14		233	255
Darling International Inc	28		353	374
Ddi Corp	10		95	112
Delta Apparel Inc	9		126	123
Deluxe Corp	22		439	504
Depomed Inc	46		260	295
Destination Maternity Corp	1		31	31
Digitalglobe Inc	1		22	22
Dolan Co/The	25		259	347
Domino S Pizza Inc	9		133	139
Dorman Products Inc	3		95	93
Ducommun Inc	7		145	152
Dxp Enterprises Inc	23		465	548
Dycom Industries Inc	27		427	397
Earthlink Inc	35		311	302
Easylink Services Intl Cl A	32		138	134
Electro Rent Corp	13		177	207
Emergency Medical Services A	4		201	233
Empire Resorts Inc	41		92	42
Encore Capital Group Inc	8		152	178
Energy Partners Ltd	2		22	24
Ennis Inc	4		70	68
Enpro Industries Inc	15		524	615
Ensign Group Inc/The	4		63	100
Entegris Inc	79		487	592
Enzon Pharmaceuticals Inc	8		101	99
Equity Lifestyle Properties	2		111	111
Evolving Systems Inc	8		63	64
Exide Technologies	3		32	33
Express Inc	2		35	42
Exterran Holdings Inc	19		454	460
Ezcorp Inc Cl A	22		411	596
Ferro Corp	19		246	283
Finish Line/The Cl A	11		168	194
First Cash Finl Svcs Inc	8		241	249
First Midwest Bancorp Inc/Il	28		301	325
First Of Long Island Corp	3		75	81
Franklin Electric Co Inc	8		312	308
Fushi Copperweld Inc	6		56	55
Gencorp Inc	23		116	117
Genesco Inc	9		355	349
Genoptix Inc	22		378	419
Gentiva Health Services	7		142	183
Geo Group Inc/The	15		354	371
Geron Corp	55		285	284
Global Cash Access Holdings	61		252	194
Global Geophysical Services	2		20	20
Global Industries Ltd	44		644	307
Gordmans Stores Inc	9		136	150
Gp Strategies Corp	14		142	143
Graham Corp	1		26	26
Great Lakes Dredge + Dock Co	71		532	523
Greenbrier Companies Inc	11		209	237
Gt Solar International Inc	73		614	667
Hallwood Group Inc	1		20	15
Hanger Orthopedic Group Inc	14		243	286
Hardinge Inc	12		98	118

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Hastings Entertainment Inc	7		45	42
Healthcare Services Group	6		74	95
Helix Energy Solutions Group	15		392	178
Hill International Inc	81		527	523
Hilltop Holdings Inc	11		130	112
Horizon Lines Inc Cl A	7		31	30
Iberiabank Corp	15		716	862
Imation Corp	14		135	139
Impax Laboratories Inc	33		676	663
Infinity Pharmaceuticals Inc	6		57	37
Infospace Inc	24		194	201
Ingles Markets Inc Class A	17		292	320
Innospec Inc	22		400	456
Insight Enterprises Inc	15		205	192
Insperity Inc	19		542	570
Integra Lifesciences Holding	8		352	358
Integrated Electrical Servic	14		96	47
Inter Parfums Inc	2		37	37
Interactive Intelligence Inc	4		107	104
Interdigital Inc	20		692	844
Intermec Inc	23		479	297
International Coal Group Inc	10		67	79
Invacare Corp	19		490	562
Ion Geophysical Corp	32		159	273
Irobot Corp	1		13	14
Ista Pharmaceuticals Inc	40		182	205
Jetblue Airways Corp	21		137	139
Jo Ann Stores Inc	6		278	386
Kadant Inc	9		198	211
Kb Home	3		28	34
Kemet Corp	31		403	452
Kenneth Cole Productions A	27		346	340
Key Energy Services Inc	13		149	168
Kindred Healthcare Inc	20		338	368
Knight Capital Group Inc A	28		382	386
Knology Inc	9		129	144
Koppers Holdings Inc	3		114	121
Kraton Performance Polymers	2		61	76
Kulicke + Soffa Industries	27		179	195
Labranche + Co Inc	3		13	11
Lattice Semiconductor Corp	119		621	724
Lawson Software Inc	67		577	619
Leapfrog Enterprises Inc	34		187	187
Lecroy Corp	36		325	350
Lgl Group Inc	8		153	140
Liquidity Services Inc	10		140	142
Littelfuse Inc	2		78	77
Lojack Corporation	49		457	319
Ltc Properties Inc	17		435	464
M + F Worldwide Corp	8		201	188
Marcus Corporation	34		444	447
Matrix Service Co	19		195	229
Maximus Inc	7		426	443
Medicines Company	41		547	581
Medicis Pharmaceutical Cl A	6		163	165
Metro Health Networks Inc	29		128	131
Mf Global Holdings Ltd	7		54	59
Mitcham Industries Inc	11		112	123
Monotype Imaging Holdings In	33		372	367
Monro Muffler Brake Inc	6		112	219
Mrv Communications Inc	186		343	332
Mueller Industries Inc	3		84	95
Mvc Capital Inc	6		86	88
Mwi Veterinary Supply Inc	1		43	51

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Myr Group Inc/Delaware	9		149	199
Nabi Biopharmaceuticals	32		180	185
Nacco Industries Cl A	6		575	606
Nanometrics Inc	21		267	273
National Beverage Corp	11		145	142
National Healthcare Corp	11		459	517
Nelnet Inc Cl A	22		456	524
Netscout Systems Inc	10		140	234
Neurocrine Biosciences Inc	36		250	273
Neutral Tandem Inc	3		47	45
Newpark Resources Inc	44		511	269
Newport Corp	1		11	12
Nobility Homes Inc	11		135	88
Noranda Aluminum Holding Cor	44		458	644
Northwest Bancshares Inc	2		20	22
Nu Skin Enterprises Inc A	5		147	144
Omnicell Inc	25		342	368
Omnova Solutions Inc	13		90	108
On Assignment Inc	30		206	248
Oncogenex Pharmaceutical Inc	6		96	96
Orasure Technologies Inc	32		247	185
Origen Financial Inc	73		237	134
Oritani Financial Corp	5		53	58
Osi Systems Inc	16		467	585
Outdoor Channel Holdings Inc	24		182	175
Oxford Industries Inc	7		168	185
Pacific Premier Bancorp Inc	17		60	104
Pantry Inc	15		287	302
Park Ohio Holdings Corp	1		19	22
Park Sterling Corp	6		36	34
Patrick Industries Inc	18		125	34
Pdi Inc	3		28	31
Perry Ellis International	5		120	134
Petroquest Energy Inc	5		28	39
Pharmasset Inc	2		76	76
Pharmerica Corp	3		37	36
Phi Inc Non Voting	6		124	109
Phi Inc Voting	2		40	34
Plantronics Inc	14		487	529
Polyone Corporation	14		147	173
Powell Industries Inc	3		83	84
Power One Inc	68		617	695
Premiere Global Services Inc	34		293	230
Prepaid Legal Services Inc	2		152	147
Prestige Brands Holdings Inc	17		149	205
Prgx Global Inc	14		80	91
Primoris Services Corp	29		208	275
Providence Service Corp	26		385	415
Ps Business Parks Inc/Ca	7		385	396
Quanex Building Products	15		260	276
Questcor Pharmaceuticals	15		205	216
Quiksilver Inc	26		119	130
Realnetworks Inc	22		118	94
Redwood Trust Inc	5		80	82
Renaissance Learning Inc	21		264	252
Republic Bancorp Inc Class A	4		86	86
Retail Ventures Inc	15		188	245
Rex Energy Corp	21		265	283
Richardson Elec Ltd	34		278	397
Rigel Pharmaceuticals Inc	31		249	237
Rue21 Inc	1		39	43
Sauer Danfoss Inc	18		477	507
Schawk Inc	19		334	384
Scholastic Corp	15		367	439

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Seattle Genetics Inc	5		73	71
Select Comfort Corporation	14		132	131
Seracare Life Sciences Inc	25		109	117
Shiloh Industries Inc	3		29	31
Siga Technologies Inc	20		267	287
Silicon Image Inc	33		232	246
Skyline Corp	9		220	229
Sonic Automotive Inc Class A	21		241	278
Sonic Corp	32		298	325
Spansion Inc Class A	19		335	398
Spartan Stores Inc	19		260	321
Spectrum Pharmaceuticals Inc	14		80	94
Sra International Inc Cl A	3		67	67
Ss+C Technologies Holdings	12		212	239
Stamps.Com Inc	37		482	493
Standard Motor Prods	8		101	108
Standex International Corp	4		114	111
Steelcase Inc Cl A	14		145	148
Stepan Co	1		98	107
Sterling Bancorp N Y	6		52	61
Sterling Construction Co	6		109	78
Stone Energy Corp	4		71	91
Sunrise Senior Living Inc	9		46	47
Superior Industries Intl	1		21	22
Susser Holdings Corp	29		384	400
Synergetics Usa Inc	37		161	174
Synnex Corp	15		373	454
Take Two Interactive Softwre	14		157	167
Talbots Inc	7		63	63
Telenav Inc	15		100	110
Teletech Holdings Inc	16		303	326
Tessco Technologies Inc	6		85	102
Tessera Technologies Inc	4		86	93
Tetra Technologies Inc	18		188	213
Texas Capital Bancshares Inc	11		177	232
Theravance Inc	4		84	91
Thq Inc	54		305	329
Tier Technologies Inc	53		441	319
Timberland Co Class A	17		427	421
Tpc Group Inc	17		461	507
Triangle Petroleum Corp	11		58	68
Trident Microsystems Inc	102		221	181
Trimas Corp	22		377	455
Triquint Semiconductor Inc	21		220	242
Twin Disc Inc	2		37	45
Ultralife Corp	9		60	62
Umh Properties Inc	22		231	226
Unisys Corp	11		267	277
United Community Banks/Ga	7		44	13
United Financial Bancorp Inc	7		105	108
United Online Inc	77		498	505
Unitrin Inc	11		281	274
Univest Corp Of Pennsylvania	3		52	52
Usa Mobility Inc	14		231	242
Usana Health Sciences Inc	1		35	35
Vaalco Energy Inc	50		346	359
Valassis Communications Inc	17		546	554
Vanda Pharmaceuticals Inc	31		293	294
Veeco Instruments Inc	2		98	100
Verint Systems Inc	7		195	225
Virtus Investment Partners	2		84	79
Vitamin Shoppe Inc	2		30	51
Vse Corp	1		51	46
W+T Offshore Inc	31		404	551

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Warren Resources Inc	35		146	157
Washington Banking Co	4		51	54
Wausau Paper Corp	9		77	74
Wd 40 Co	4		151	155
Web.Com Group Inc	39		323	331
Western Liberty Bancorp	5		46	27
Whitney Holding Corp	12		103	168
Willbros Group Inc	15		372	152
Wilmington Trust Corp	7		90	30
Wintrust Financial Corp	14		427	470
Young Innovations Inc	2		54	56
Yrc Worldwide Inc	1		22	3

Total Small Cap Companies			77,830	82,136

Total U.S. Equities			5,204,454	2,473,211

Non-U.S. Equities
Aircastle Ltd	45		446	472
Alpha + Omega Semiconductor	16		211	206
America Movil Adr Series L	215		12,185	12,343
American Safety Ins Holdings	17		324	361
Antofagasta Plc	233		2,910	5,874
Argo Group International	9		314	328
Astra International Tbk Pt	723		2,577	4,378
Au Optronics Corp	71		82	74
Axis Capital Holdings Ltd	53		1,853	1,905
Baltic Trading Ltd	27		298	278
Banco Do Brasil S.A.	307		5,850	5,803
Bank Mandiri Tbk	6,016		2,446	4,340
Bank Rakyat Indonesia Perser	3,738		2,795	4,356
Belle International Holdings	2,487		3,495	4,192
Bp Plc Spons Adr	57		2,775	2,501
Carnival Corp	103		4,367	4,733
Chicago Bridge + Iron Ny Shr	6		165	209
China Construction Bank H	15,375		11,483	13,766
China Grentech Corp Ltd Adr	40		148	126
China Resources Land Ltd	2,634		5,493	4,784
China Yurun Food Group Ltd	1,205		3,959	3,982
Cia De Minas Buenaventur Adr	184		6,980	9,017
Cnooc Ltd	6,853		11,420	16,344
Commercial International Ban	891		4,008	7,266
Compal Electronics	5,607		7,444	7,433
Companhia De Bebidas Prf Adr	268		5,695	8,306
Credicorp Ltd	62		4,396	7,404
Ctrip.Com International Adr	157		3,833	6,331
Diageo Plc Sponsored Adr	30		2,068	2,236
Diagnosticos Da America Sa	362		2,417	4,912
Eldorado Gold Corp	8		78	157
Energy Xxi Bermuda	3		75	88
Fresh Del Monte Produce Inc	26		520	657
Global Sources Ltd	25		250	241
Goldcorp Inc	4		127	173
Great Basin Gold Ltd	43		113	128
Grupo Financiero Banorte O	340		1,016	1,617
Hcl Technologies Ltd	541		3,804	5,501
Helen Of Troy Ltd	2		57	62
Hengan Intl Group Co Ltd	735		5,317	6,339
Hon Hai Precision Industry	2,100		8,344	8,463
Hong Kong Exchanges + Clear	219		3,786	4,977
Hypermarcas Sa	572		4,124	7,770
Hyundai Heavy Industries	19		5,901	7,301
Hyundai Mobis	51		6,119	12,728
Icici Bank Ltd	287		5,759	7,305
Imperial Tobacco Group Adr	69		5,759	4,272

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
Ind + Comm Bk Of China H	15,923		10,348	11,819
Interoil Corp	18		642	1,303
Intertape Polymer Group Inc	70		178	81
Jaguar Mining Inc	16		105	114
Kb Financial Group Inc	140		7,508	7,408
Lg Chem Ltd	22		6,397	7,588
Lg Display Co Ltd	142		5,084	4,970
Mediatek Inc	0		6	7
Mmc Norilsk Nickel Jsc Adr	182		2,801	4,313
Mobile Telesystems Sp Adr	207		4,620	4,326
Naspers Ltd N Shs	38		934	2,199
Newalta Corp	7		79	79
Nhn Corp	31		4,348	6,261
Nine Dragons Paper Holdings	2,270		3,632	3,217
Nordion Inc	8		60	86
Novatek Microelectronics Ltd	2		7	8
Orthofix International Nv	5		141	142
Parkson Retail Group Ltd	1,392		2,065	2,141
Petaquilla Minerals Ltd	49		74	52
Petrochina Co Ltd H	1,552		1,736	2,020
Petroleo Brasileiro S.A. Adr	52		2,105	1,961
Petroleo Brasileiro Spon Adr	368		11,040	12,580
Posco	11		5,349	4,748
Quanta Computer Inc	5		8	11
Randgold Resources Ltd Adr	125		7,904	10,261
Redecard Sa	186		2,941	2,365
Rosneft Ojsc Reg S Gdr	416		2,078	2,978
Royal Caribbean Cruises Ltd	72		1,892	3,378
Samsung Electronics Co Ltd	27		16,049	22,936
San Gold Corp	35		118	138
Sandstorm Metals + Energy Lt	8		—	9
Sandstorm Resources Ltd	291		143	234
Sandvine Corp	138		151	380
Sberbank Of Russia	3,270		8,583	11,140
Seadrill Ltd	109		3,172	3,683
Silver Standard Resources	4		78	110
Sk Innovation Co Ltd	31		3,906	5,258
Taiwan Semiconductor Sp Adr	453		4,951	5,675
Tata Consultancy Svs Ltd	356		5,637	9,269
Tata Motors Ltd	249		4,025	7,270
Tencent Holdings Ltd	236		4,722	5,195
Ternium Sa Sponsored Adr	109		3,800	4,603
Triple S Management Corp B	23		426	440
Tupras Turkiye Petrol Rafine	348		8,993	8,740
Turkiye Garanti Bankasi	1,234		3,374	6,270
Turkiye Halk Bankasi	224		1,235	1,905
Vale Sa Sp Pref Adr	540		12,566	16,330
Vimpelcom Ltd Spon Adr	390		6,125	5,869
Vodafone Group Plc Sp Adr	74		2,031	1,948
Willis Group Holdings Plc	88		3,163	3,061
X 5 Retail Group Nv Regs Gdr	97		1,991	4,490
Xl Group Plc	89		1,543	1,947
Xyratex Ltd	15		219	249
Yanlord Land Group Ltd	2,099		3,375	2,753

Total Non-U.S. Equities			348,046	438,357

Mutual Funds
DFA International Value	58,419		797,798	836,555
Dimensional Investment Group Inc	17,704		402,997	504,225
Dodge + Cox International Stoc	20,014		797,513	714,687
Legg Mason Bw Global Opportuni	7,632		77,397	80,741
Pimco All Asset All Authority	307		3,350	3,248
Pimco Emerging Markets Bond Fu	9,281		96,714	103,015
Spdr Kbw Regional Banking Etf	4		87	103

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Number of
Identity of issue	shares/units	Interest rate (%)	Cost Value	Current Value
T Rowe Price Institutional Hig	24,763		225,984	242,925
T Rowe Price International Fun	2,014		73,145	88,404
Western Asset High Yield Portf	28,590		239,269	249,021

Total Mutual Funds			2,714,253	2,822,923

Collective Trusts and Other
BFA Lifepath 2015	4,553		55,861	56,452
BFA Lifepath 2020	16,822		214,813	217,505
BFA Lifepath 2025	20,572		244,192	247,480
BFA Lifepath 2030	19,697		246,809	250,550
BFA Lifepath 2035	26,941		310,361	315,209
BFA Lifepath 2040	46,485		570,370	580,127
BFA Lifepath 2045	71,077		793,225	807,440
BFA Lifepath 2050	591		5,339	5,437
Citigroup AEW REIT	5,251		44,486	53,458
Citigroup DJ Commodity Fund	8,743		81,356	86,326
Citigroup DJ/WIL Reit Index	1,406		31,126	37,825
Citigroup Emerging Market Equity	39,961		353,921	409,680
Citigroup Emerging Market Debt	8,439		95,518	102,365
Citigroup LB US TIPS Index	9,223		107,789	119,370
Citigroup LB Agg Bond Index	40,677		758,242	895,626
Citigroup Large Cap Growth	46,521		432,290	462,879
Citigroup Lifepath Retirement	3,579		47,063	47,456
Citigroup Mid Cap Growth	2,558		21,447	26,323
Citigroup Msci EAFE Index	38,184		700,911	731,187
Citigroup Msci Emerging Free Index	6,939		153,338	197,573
Citigroup Russell 3000 Index	52,507		937,647	1,092,408
Citigroup Russell 2000 Index	15,410		284,392	419,223
Citigroup S&P 400 Mid Cap Index	13,408		368,508	453,313
Citigroup S&P 500 Index	4,393		1,140,641	1,146,792

Total Collective Trusts and Other Investments			7,999,645	8,762,005

Guaranteed Insurance Contracts
AIG Financial Products Contract No. 725839		3.24%	506,087	511,567
AIG Financial Products Contract No. 725840		5.19	352,478	389,616
ING Life & Annuity Company Contract No. 60266		3.77	379,978	392,944
JP Morgan Chase Bank Contract No. Citigroup01		5.06	91,888	95,734
Natixis Financial Products Contract No. WR1937-01		3.21	505,383	511,567
Natixis Financial Products Contract No. WR1937-02		4.65	43,531	44,876
Royal Bank of Canada Contract No. Citigroup01		5.11	429,000	474,550

Total Guaranteed Insurance Contracts			2,308,345	2,420,854

Wrapper Contracts
AIG Financial Products Contract No. 725839			N/A	1,278
AIG Financial Products Contract No. 725840			N/A	2,174
ING Life & Annuity Company Contract No. 60266			N/A	646
JP Morgan Chase Bank Contract No. Citigroup01			N/A	20
Natixis Financial Products Contract No. WR1937-01			N/A	306
Natixis Financial Products Contract No. WR1937-02			N/A	24
Royal Bank of Canada Contract No. Citigroup01			N/A	814

Total Wrapper Contracts			N/A	5,262

Total Investments			$23,205,103	$21,553,235

Loans receivable from participants 876 loans carrying an interest rate of 4.25% to 9.25% with maturities up to 5 years				2,237,452

Total				$23,790,687

*	Party in interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2010

Current value
					Expenses		of asset on
	Number of	Purchase	Number of	Selling	incurred with	Cost of	transaction	Net gain
Identity and description	purchases	price	sales	price	transaction	asset sold	date	(loss)
Series of transactions:
* State Street Bank and Trust Co Short Term Investment Fund	828	$2,159,803	1,201	$1,861,879	$—	$1,861,879	$4,021,682	$—

*	Party in interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(K) PLAN FOR PUERTO RICO

Date: June 17, 2011

	By:	/s/ Paul McKinnon Paul McKinnon
Global Head of Human Resources